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New oil discovery on Block 32, in the Angolan ultra deep offshore
Paris, January 3, 2007 — Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.) and Total E&P Angola, a wholly owned subsidiary of Total, announce a new oil discovery with the sixth exploration well named Salsa-1, drilled on Block 32 in the ultra deep waters of the Angolan offshore.
Drilled in a water depth of 1,806 metres, the Salsa-1 well tested at a rate of 3,686 barrels per day of oil, from a Miocene reservoir. The discovery is located in the southeastern part of Block 32, approximately 15 kilometres southwest of the Mostarda-1 discovery.
Complementary technical studies are underway to evaluate the results obtained from the tests, and further exploration drilling is underway, and planned, across the block.
Sonangol holds the concession rights for Block 32. The Contractor Group is formed by Total, that holds a 30% interest as operator; other partners are Marathon Oil Company (30%), Sonangol E.P. (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Petrogal (5%).
Total in Angola
Total is present in Angola since 1953 and held end 2006 interests in six production permits, three of which it operates (Blocks 17, 3 and FS/FST) and three it does not (Blocks 0, 14 and 2) and three exploration permits, one of which it operates (Block 32) and two it does not (Blocks 31 and 33).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones (Girassol and Dalia, which are in production, Pazflor which is in the final bidding process before sanction, and CLOV, a fourth major production area, based on Cravo, Lirio, Orquidea and Violeta discoveries, currently being studied).
The production of Block 17, with Girassol and Dalia structures, is expected to reach nearly 500,000 barrels of oil per day by summer 2007.
Ultra-deep exploration work conducted in 2005 and 2006 confirmed the potential of Block 32. After the discoveries of Gindungo in 2003, Canela and Cola in 2004, the positive results from the Gengibre and Mostarda wells drilled in 2005 confirmed the existence of a probable major production structure in the east-central section of the block. Conceptual development studies were initiated in 2005 for development of these discoveries.
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